Exhibit 99.1
Stellantis Delivers Full Year 2024 Results Consistent with Updated Financial Guidance;
Expects Return to Profitable Growth and Positive Cash Generation in 2025
•Net revenues of €156.9 billion, down 17% compared to 2023, with consolidated shipment volumes decreasing 12% due to temporary gaps in product offerings, as well as now-complete inventory reduction initiatives
•Net profit of €5.5 billion, down 70%. Adjusted operating income(1) of €8.6 billion fell 64% with AOI margin(2) of 5.5%
•Industrial free cash flows(3) were negative €6 billion reflecting the decline in income and temporary enlarged working capital impact due to production adjustments
•Total inventories on December 31, 2024 were 18% or 268 thousand units lower year-over-year, including a 20% drop in U.S. dealer stock to 304 thousand units, surpassing previously communicated target of 330 thousand units
•Generational product portfolio transition initiated in 2024 with the first products launched on STLA Medium and STLA Large platforms, and scaled globalization of Smart Car platform through the European launch of Citroën C3/ë-C3
•Total industrial available liquidity ended 2024 at €49.5 billion, with Industrial net financial position at €15.1 billion. Dividend to common shareholders proposed at €0.68 per share, representing a 5% yield, pending shareholder approval
•2025 financial guidance of "Positive" Net Revenue Growth, "Mid-Single Digits" AOI margin and "Positive" industrial free cash flows, reflecting both the early stage of the commercial recovery as well as elevated industry uncertainties
•The process to appoint the new permanent Chief Executive Officer is well underway and will be concluded within the first half of 2025. In the meantime, the Company is focused on execution

"While 2024 was a year of stark contrasts for the Company, with results falling short of our potential, we achieved important strategic milestones. Notably, we began the rollout of new multi-energy platforms and products, which continues in 2025, started production of EV batteries through our JVs, and launched the Leapmotor International partnership.
Stellantis' dedicated and talented people are driving forward with energy and determination, engaging with key stakeholders and moving decision-making closer to our customers. We are firmly focused on gaining market share and improving financial performance as 2025 progresses."
                                                                   John Elkann, Chairman

Ram 1500 Ramcharger

(€ million)		2024	2023	Change		FY 2025 GUIDANCE Net Revenue Growth: Positive Adjusted operating income margin(2): Mid-Single Digits Industrial free cash flows(3): Positive

I F R S	Net revenues	156,878	189,544	(17)%
	Net profit	5,520	18,625	(70)%
	Diluted EPS	1.84	5.94	(69)%
	Cash flows from operating activities	4,008	22,485	(82)%
N O N - G A A P	Adjusted operating income(1)	8,648	24,343	(64)%
	Adjusted operating income margin(2)	5.5%	12.8%	(730)	bps
	Adjusted diluted EPS(5)	2.48	6.42	(61)%
	Industrial free cash flows(3)	(6,045)	12,858	(147)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 13 for an explanation of the items referenced on this page

AMSTERDAM, February 26, 2025 - Stellantis N.V. has announced its full-year 2024 results, which are consistent with the updated financial guidance released in September 2024.
In the 90 days since the leadership transition began, and while the process to select the next CEO within the first half of 2025 continues, the interim leadership team has taken quick, decisive actions to improve the company's performance and profitability.
These actions include:
•Completing inventory management initiatives, including surpassing U.S. dealer stock reduction objectives;
•Prioritizing critical launches to better meet evolving customer needs, especially in the U.S.;
•Making better use of available flexibilities under CO2 regulations to mitigate risks, while continuing to reduce emissions;
•Working together with our dealer bodies in the U.S. and Europe to accelerate the return to growth;
•Strengthening communication with suppliers to facilitate collaboration and problem-solving;
•Elevating engagement with governments and regulators on key industry issues; and,
•Empowering our regions to increase speed of decision-making and rigor of execution.

Looking back on a challenging 2024, Stellantis began transitioning to its next generation of products, including the first built on the new STLA multi-energy platforms, which offer consumers more freedom to choose (internal combustion, hybrid and electric powertrains). Highlights include:
•STLA Medium: The first models to hit the roads on the new multi-energy BEV-centric platform are Peugeot E-3008 and E-5008 and new Opel Grandland. They offer customers the choice of electric, hybrid and plug-in hybrid variants. The new flagship DS N° 8 presented in December, offers a best-in class BEV range of up to 750 km (466 miles) in the WLTP combined cycle;
•STLA Large: This highly adaptable multi-energy platform supports new models like the Dodge Charger Daytona, Jeep® Wagoneer S, Jeep® Cherokee replacement and Jeep® Recon, along with future Alfa Romeo, Chrysler and Maserati vehicles. The first Dodge and Jeep vehicles are now arriving at dealerships. The platform also supports hybrid and internal combustion propulsion systems without compromising key vehicle capabilities;
•STLA Frame: Designed for full-size, body-on-frame trucks and SUVs, this platform will debut in 2025 with the Ram 1500 Ramcharger followed by Jeep brand vehicles, featuring game-changing range-extending hybrid technology; and
•Smart Car: Stellantis launched European products on the global multi-energy Smart Car platform, including the affordable Citroën C3/ë-C3 and new C3 Aircross, Opel Frontera and Fiat Grande Panda. Citroën Basalt was also launched in India and South America.

Stellantis will launch 10 new products in 2025.
Artificial Intelligence is central to Stellantis' digital transformation, powering advancements across multiple domains with top-tier partners in the field. By leveraging AI, Stellantis reinforces its commitment to developing innovative, data-driven solutions that enhance its products, as well as the experiences of both customers and employees. As an illustration, in early 2025, Stellantis partnered with Mistral AI to explore the development of an advanced in-car assistant, one of many initiatives integrating AI into our vehicles and processes.
Stellantis also unveiled STLA AutoDrive 1.0, the Company’s first in-house-developed automated driving system, delivering Hands-Free and Eyes-Off (SAE Level 3) functionality. STLA AutoDrive, alongside STLA Brain and STLA SmartCockpit, will advance vehicle intelligence, automation and the user experience.
Stellantis plans to pay a dividend of €0.68 per common share, pending shareholder approval. The expected calendar is: (i) Ex-date: April 22, 2025 for Euronext Milan and Euronext Paris and April 23, 2025 for NYSE; (ii) Record date: April 23, 2025 for NYSE, Euronext Milan and Euronext Paris; (iii) Payment date: May 5, 2025 for NYSE, Euronext Milan and Euronext Paris.

UPCOMING EVENTS: Annual General Meeting - April 15, 2025; Q1 Shipments & Revenues - April 30, 2025
On February 26, 2025, at 2:00 p.m. CET / 8:00 a.m. EST, a live webcast and conference call will be held to present Stellantis' Full Year 2024 Results, with the presentation expected to be posted at approximately 8:00 a.m. CET / 2:00 a.m. EST. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
Refer to page 13 for an explanation of the items referenced on this page and market and industry information

FULL YEAR 2024 SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	2024	2023	Change		€ million, except as otherwise stated	2024	2023	Change
Shipments (000s)	1,432	1,903	(471)		Shipments (000s)	2,576	2,814	(238)
Net revenues	63,450	86,500	(23,050)		Net revenues	59,010	66,598	(7,588)
AOI	2,660	13,298	(10,638)		AOI	2,419	6,519	(4,100)
AOI margin	4.2%	15.4%	(1,120)	bps	AOI margin	4.1%	9.8%	(570)	bps
•Shipments down 25%, mainly due to reduced production
in support of the U.S. inventory reduction actions, as well as from discontinued models of Dodge Charger and Challenger, Chrysler 300, and Jeep® Cherokee and Renegade
•Net revenues down 27%,primarily due to lower volumes from discontinued models of Dodge Charger and Challenger, Chrysler 300, and Jeep® Cherokee and Renegade
•Adjusted operating income down 80%, due to significant impacts from volume/mix, increased sales incentives and higher warranty costs

•Shipments down 8%, driven by reduction in dealer stock from H1 '24, as well as production losses due to delayed launch of vehicles utilizing the Smart Car platform
•Net revenues down 11%,due to decreased volumes, higher portion of sales with buyback commitments, increased sales incentives and negative mix
•Adjusted operating income down 63%, due to negative product content and trim impact, increased sales incentives and lower volumes, partly offset by savings in raw material and other purchasing activities

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	2024	2023	Change		€ million, except as otherwise stated	2024	2023	Change
Combined shipments(4) (000s)	534	616	(82)		Shipments (000s)	912	879	+33
Consolidated shipments(4) (000s)	423	443	(20)		Net revenues	15,863	16,058	(195)
Net revenues	10,097	10,560	(463)		AOI	2,272	2,369	(97)
AOI	1,901	2,503	(602)		AOI margin	14.3%	14.8%	(50)	bps
AOI margin	18.8%	23.7%	(490)	bps
•Consolidated shipments down 5%, mainly due to changeover in medium-sized K9 van in Turkey, as well as significant impact from importation restrictions in Algeria, Tunisia and Egypt
•Net revenues down 4%, primarily due to negative FX translation effects, mainly from Turkish Lira, partially offset by strong increases in net pricing
•Adjusted operating income down 24%, mainly due to negative FX transaction and translation effects primarily related to the Turkish Lira, mainly offset by increased pricing actions

•Shipments up 4%, driven primarily by increased volumes in Brazil and the continued success of Fiat with the Argo, Strada and Fastback
•Net revenues down 1%, due to FX impacts from Brazilian Real and Argentine Peso, partially offset by increased volume and positive impacts of parts & service business and net pricing
•Adjusted operating income down 4%, primarily due to increased vehicle net pricing and volume, more than offset by FX translation impacts and negative mix

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	2024	2023	Change		€ million, except as otherwise stated	2024	2023	Change
Combined shipments(4) (000s)	61	154	(93)		Shipments (000s)	11.3	26.6	(15.3)
Consolidated shipments(4) (000s)	61	102	(41)		Net revenues	1,040	2,335	(1,295)
Net revenues	1,993	3,528	(1,535)		AOI	(260)	141	(401)
AOI	(58)	502	(560)		AOI margin	(25.0)%	6.0%	(3,100)	bps
AOI margin	(2.9)%	14.2%	(1,710)	bps
•Lower results due to decline in shipments, negative mix impacts, consolidation impact from Leapmotor investment and continued pricing pressures, partly offset by SG&A cost savings					•Lower results due to decreased volumes and mix impacts, as well as lower industrial fixed costs absorption, offset by cost efficiencies in SG&A and R&D

Refer to page 13 for an explanation of the items referenced on this page

H2 2024 SEGMENT PERFORMANCE

(€ million)		H2 2024	H2 2023	Change
I F R S	Net revenues	71,861	91,176	(21)%
	Net profit	(127)	7,707	(102)%
	Diluted EPS	(0.05)	2.47	(102)%
	Cash flows from operating activities	(881)	9,092	(110)%
N O N - G A A P	Adjusted operating income(1)	185	10,217	(98)%
	Adjusted operating income margin(2)	0.3%	11.2%	(1090)	bps
	Adjusted diluted EPS(5)	0.08	2.79	(97)%
	Industrial free cash flows(3)	(5,653)	4,203	(234)%

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H2 2024	H2 2023	Change		€ million, except as otherwise stated	H2 2024	H2 2023	Change
Shipments (000s)	594	880	(286)		Shipments (000s)	1,189	1,336	(147)
Net revenues	25,097	40,584	(15,487)		Net revenues	29,041	31,737	(2,696)
AOI	(1,706)	5,271	(6,977)		AOI	359	2,794	(2,435)
AOI margin	(6.8)%	13.0%	(1,980)	bps	AOI margin	1.2%	8.8%	(760)	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H2 2024	H2 2023	Change		€ million, except as otherwise stated	H2 2024	H2 2023	Change
Combined shipments(4) (000s)	261	315	(54)		Shipments (000s)	518	459	+59
Consolidated shipments(4) (000s)	209	235	(26)
Net revenues	5,092	5,862	(770)		Net revenues	8,496	8,495	+1
AOI	854	1,285	(431)		AOI	1,122	1,294	(172)
AOI margin	16.8%	21.9%	(510)	bps	AOI margin	13.2%	15.2%	(200)	bps

CHINA AND INDIA & PACIFIC					MASERATI
€ million, except as otherwise stated	H2 2024	H2 2023	Change		€ million, except as otherwise stated	H2 2024	H2 2023	Change
Combined shipments(4) (000s)	29	64	(35)		Shipments (000s)	4.8	11.3	(6.5)
Consolidated shipments(4) (000s)	29	44	(15)		Net revenues	409	1,026	(617)
Net revenues	921	1,542	(621)		AOI	(178)	20	(198)
AOI	(115)	208	(323)		AOI margin	(43.5)%	1.9%	(4,540)	bps
AOI margin	(12.5)%	13.5%	(2,600)	bps

Refer to page 13 for an explanation of the items referenced on this page

Reconciliations - Full Year
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		63,449	58,844	10,109	15,883	1,991	1,038	5,564	156,878
Net revenues from transactions with other segments		1	166	(12)	(20)	2	2	(139)	—
Net revenues		63,450	59,010	10,097	15,863	1,993	1,040	5,425	156,878
Net profit/(loss)									5,520
Tax expense/(benefit)									(1,488)
Net financial expenses/(income)									(345)
Operating income/(loss)									3,687
Adjustments:
Restructuring and other costs, net of reversals(A)		510	1,027	1	20	6	22	31	1,617
Impairment expense and supplier obligations, net of reversals(B)		31	207	2	—	16	1,526	25	1,807
Takata airbags recall campaign, net of recoveries(C)		—	711	21	36	—	—	—	768
Lifetime onerous contracts(D)		636	—	—	—	1		—	637
Other(E)		62	(6)	—	32	(5)	—	49	132
Total adjustments		1,239	1,939	24	88	18	1,548	105	4,961
Adjusted operating income(1)		2,660	2,419	1,901	2,272	(58)	(260)	(286)	8,648
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe and North America
(B) Primarily related to (i) €1,063 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €230 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment
(C) Extension of Takata airbags recall campaign
(D) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(E) Consisting of other adjustments which are individually non significant

Refer to page 13 for an explanation of the items referenced on this page

2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		86,498	66,444	10,560	16,148	3,526	2,335	4,033	189,544
Net revenues from transactions with other segments		2	154	—	(90)	2	—	(68)	—
Net revenues		86,500	66,598	10,560	16,058	3,528	2,335	3,965	189,544
Net profit/(loss)									18,625
Tax expense/(benefit)									3,793
Net financial expenses/(income)									(42)
Operating income/(loss)									22,376
Adjustments:
Restructuring and other costs, net of reversals(A)		650	475	—	14	1	1	20	1,161
Collective bargaining agreements costs(B)		428	—	—	—	—	—	—	428
Argentina currency devaluation(C)		—	—	—	302	—	—	—	302
Impairment expense and supplier obligations(D)		—	47	—	—	154	—	—	201
Reorganization of financial services(E)		—	—	—	—	—	—	76	76
Takata recall campaign		—	(44)	30	—	4	—	—	(10)
Patents litigation(F)		(20)	(40)	—	(1)	—	—	—	(61)
Gains on disposal of equity investments and other assets(G)		(65)	(40)	—	—	(57)	—	(39)	(201)
Other(H)		40	99	1	(43)	(18)	—	(8)	71
Total adjustments		1,033	497	31	272	84	1	49	1,967
Adjusted operating income(1)		13,298	6,519	2,503	2,369	502	141	(989)	24,343
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(B) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs
(C) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(D) Related to impairments, mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(E) Net costs associated with the reorganization of our financial services activities in Europe
(F) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(G) Mainly related to gains on disposals of investments and of fixed assets
(H) Consisting of other adjustments which are individually non significant

Refer to page 13 for an explanation of the items referenced on this page

Diluted EPS to Adjusted diluted EPS(5)

Results from continuing operations
(€ million, except as otherwise stated)	2024	2023
Net profit attributable to owners of the parent	5,473	18,596
Weighted average number of shares outstanding (000)	2,949,652	3,107,725
Number of shares deployable for share-based compensation (000)	26,168	24,733
Weighted average number of shares outstanding for diluted earnings per share (000)	2,975,820	3,132,458
Diluted earnings per share (A) (€/share)	1.84	5.94

Adjustments, per above	4,961	1,967
Tax impact on adjustments(A)	(799)	(452)
Unusual items related to income taxes	(2,266)	—
Total adjustments, net of taxes	1,896	1,515
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.64	0.48
Adjusted Diluted earnings per share(5) (€/share) (A+B)	2.48	6.42
______________________________________________________________________________________________________________________________________________
(A) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Cash flows from operating activities to Industrial free cash flows

(€ million)	2024	2023
Cash flows from operating activities	4,008	22,485
Less: Financial services, net of inter-segment eliminations	(2,736)	(753)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	10,761	9,031
Add: Proceeds from disposal of assets and other changes in investing activities	303	2,152
Less: Net proceeds related to the reorganization of financial services in Europe	—	1,532
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	2,376	2,767
Add: Defined benefit pension contributions, net of tax	45	798
Industrial free cash flows(3)	(6,045)	12,858

Refer to page 13 for an explanation of the items referenced on this page

Debt to Industrial net financial position

(€ million)	December 31, 2024	June 30, 2024	December 31, 2023
Debt	(37,227)	(32,174)	(29,463)
Current financial receivables from jointly-controlled financial services companies	674	1,245	767
Derivative financial assets/(liabilities), net and collateral deposits	222	6	20
Financial securities	4,468	6,619	6,089
Cash and cash equivalents	34,100	36,325	43,669
Industrial net financial position classified as held for sale	169	(59)	109
Net financial position	2,406	11,962	21,191
Less: Net financial position of financial services	(12,722)	(10,265)	(8,296)
Industrial net financial position(6)	15,128	22,227	29,487

Refer to page 13 for an explanation of the items referenced on this page

Reconciliations - H2
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H2 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		25,098	28,996	5,104	8,510	920	407	2,826	71,861
Net revenues from transactions with other segments		(1)	45	(12)	(14)	1	2	(21)	—
Net revenues		25,097	29,041	5,092	8,496	921	409	2,805	71,861
Net profit/(loss)									(127)
Tax expense/(benefit)									(2,830)
Net financial expenses/(income)									5
Operating income/(loss)									(2,952)
Adjustments:
Restructuring and other costs, net of reversals(A)		462	(60)	1	11	6	(3)	(12)	405
Impairment expense and supplier obligations(B)		29	164	2	—	5	1,202	17	1,419
Takata recall campaign(C)		—	637	17	35	—	—	—	689
Lifetime onerous contract(D)		636	—	—	—	1	—	—	637
Other(E)		(57)	(8)	—	3	(6)	—	55	(13)
Total adjustments		1,070	733	20	49	6	1,199	60	3,137
Adjusted operating income(1)		(1,706)	359	854	1,122	(115)	(178)	(151)	185
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in North America
(B) Primarily related to (i) €730 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €175 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment
(C) Extension of Takata airbags recall campaign
(D) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(E) Consisting of other adjustments which are individually non significant

Refer to page 13 for an explanation of the items referenced on this page

H2 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		40,582	31,633	5,862	8,539	1,541	1,025	1,994	91,176
Net revenues from transactions with other segments		2	104	—	(44)	1	1	(64)	—
Net revenues		40,584	31,737	5,862	8,495	1,542	1,026	1,930	91,176
Net profit/(loss)									7,707
Tax expense/(benefit)									1,101
Net financial expenses/(income)									27
Operating income/(loss)									8,835
Adjustments:
Restructuring and other costs, net of reversals(A)		336	223	—	—	1	1	6	567
Collective bargaining agreements costs(B)		428	—	—	—	—	—	—	428
Argentina currency devaluation(C)		—	—	—	302	—	—	—	302
Impairment expense and supplier obligations(D)		2	47	—	—	138	—	—	187
Reorganization of financial services(E)		—	—	—	—	—	—	(64)	(64)
Takata recall campaign		—	40	4	1	—	—	—	45
Patents litigation(F)		(20)	(40)	—	(1)	—	—	—	(61)
Gains on disposal of equity investments and other assets(G)		(65)	(40)	—	—	(57)	—	(39)	(201)
Other(H)		120	70	1	(45)	(3)	—	36	179
Total adjustments		801	300	5	257	79	1	(61)	1,382
Adjusted operating income(1)		5,271	2,794	1,285	1,294	208	20	(655)	10,217
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions and includes €243 million relating to the new collective bargaining agreements in North America
(B) Primarily related to past service costs arising from employee benefit plan amendments related to the new collective bargaining agreements in North America. Total cost of €671 million is comprised of €243 million in Restructuring and other costs, net of reversals and €428 million in Collective bargaining agreements costs
(C) Impact of the December 2023 devaluation of the Argentine Peso from the new government's economic policies, comprised of €(197) million in Net revenues, €(147) million in Cost of revenues, and €42 million in Selling, general and other costs
(D) Related to impairments, mainly impairment of research and development assets in China and India & Asia Pacific, and impairment of certain platform assets in Enlarged Europe
(E) Net costs associated with the reorganization of our financial services activities in Europe
(F) Reversal of provisions related to litigation by certain patent owners related to the use of certain technologies in prior periods
(G) Mainly related to gains on disposals of investments and of fixed assets
(H) Consisting of other adjustments which are individually non significant

Refer to page 13 for an explanation of the items referenced on this page

Diluted EPS to Adjusted diluted EPS(5)

Results from continuing operations
(€ million, except as otherwise stated)	H2 2024	H2 2023
Net profit attributable to owners of the parent	(151)	7,673
Weighted average number of shares outstanding (000)	2,897,090	3,078,195
Number of shares deployable for share-based compensation (000)	23,914	25,398
Weighted average number of shares outstanding for diluted earnings per share (000)	2,921,004	3,103,593
Diluted earnings per share (A) (€/share)	(0.05)	2.47

Adjustments, per above	3,137	1,382
Tax impact on adjustments(A)	(483)	(386)
Unusual items related to income taxes	(2,266)	—
Total adjustments, net of taxes	388	996
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.13	0.32
Adjusted Diluted earnings per share(5) (€/share) (A+B)	0.08	2.79
_____________________________________________________________________________________________________________________________________________
(A) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
Refer to page 13 for an explanation of the items referenced on this page

Cash flows from operating activities to Industrial free cash flows

(€ million)	H2 2024	H2 2023
Cash flows from operating activities	(881)	9,092
Less: Financial services, net of inter-segment eliminations	(1,271)	(542)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,323	4,835
Add: Proceeds from disposal of assets and other changes in investing activities	140	426
Less: Net proceeds related to the reorganization of financial services in Europe	—	68
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	881	1,709
Add: Defined benefit pension contributions, net of tax	21	755
Industrial free cash flows(3)	(5,653)	4,203
Refer to page 13 for an explanation of the items referenced on this page

NOTES
(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the Senior Management.
(4) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding. China shipments from DPCA are no longer included in Combined shipments as of November 2023; prior periods have not been restated.
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Enlarged Europe excludes Russia and Belarus; prior periods figures have been restated;
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.

Prior period figures have been updated to reflect current information provided by third-party industry sources.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.

All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

About Stellantis

Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com. Contacts: communications@stellantis.com or investor.relations@stellantis.com.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2025 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to attract and retain experienced management and employees; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification and accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.